

September 27, 2012

Via E-mail
Ricardo Portugal Alves
Chief Financial Officer
Companhia Paranaense De Energia - Copel
Rua Coronel Dulcidio, 800
80420-170 Curitiba, Parana, Brazil

> **Re:** **Companhia Paranaense De Energia - Copel**
> **Form 20-F for Fiscal Year Ended December 31, 2011**
> **Filed April 27, 2012**
> **File No. 1-14668**

Dear Mr. Alves:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us your consideration of including a glossary of abbreviations used throughout the filing.

Corporate Structure, page 18

2. Please tell us how your ownership interests in Consorcio Sao Jeronimo, Consorcio Cruzeiro Do Sul – UHE Maua and Inst. De Tecnologia P/Desenvolvimento – Lactec are accounted for in the financial statements. Please also tell us your consideration of disclosing these investments in the notes to the financial statements and whether the entities are consolidated, proportionately consolidated or accounted for using the equity method.

Item 5. Operating and Financial Review and Prospects, page 51

Critical Accounting Policies, page 53

3.	Please expand your discussions of critical accounting policies to discuss how accurate your estimates and assumption have been in the past, how much such estimates and assumptions have changed in the past and whether your estimates and assumptions are reasonably likely to change in the future. In addition, if it is reasonably likely your estimates and assumptions will change in the future, please provide an analysis of their sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect on your financial condition and/or results of operations.

Item 15. Controls and Procedures, page 95

4.	We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures at the end of the year were effective to provide reasonable assurance that information to be disclosed in the reports you file and submit under the Securities Exchange Act of 1934, as amended, is recorded , processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to management as appropriate in order to allow timely decisions regarding required disclosure. As such, please include a statement that your disclosure controls and procedures are designed to provide reasonable assurance that the controls and procedures will meet their objectives.

Consolidated Financial Statements, page F-1

Consolidated Statements of Income, page F-8

5.	Please tell us your basis under IFRS to omit disclosure of basic and diluted earnings per share attributable to controlling shareholders for each class of ordinary shares. Please refer to paragraph 66 of IAS 33.

Notes to Consolidated Financial Statements, page F-13

2.10 Allowance for doubtful accounts, page F-16

6.	We note that you do not recognize an allowance for doubtful accounts in regard to receivable balances that are not overdue by less than 90 days for residential customers, 180 days for commercial customers and 360 days for industrial and rural customers, public agencies, public lighting and public services. Please explain to us why you do not recognize an allowance for doubtful accounts receivable in regard to such receivables as it appears that you should evaluate the accounts for impairment based on historical loss experience. Please refer to the implementation guidance in paragraphs AG84 through AG 92 of IAS 19.

7 Accounts Receivable Related to Concessions, page F-35
7.1 Change in accounts receivable related to concession, page F-35

7.   Please tell us your consideration of disclosing the nature of noncurrent special liabilities netted against accounts receivable related to concessions. Please also tell us your consideration of disclosing your accounting policy and other matters related to contributions received from the government and customers for investment in your distribution network. Please refer to paragraph 39 of IAS 20.

15 Property, Plant and Equipment, page F-63

8.   We note that you wrote-off assets in each year. Please tell us your consideration of disclosing the nature of the write-offs (impairments) recognized during each year and the line item(s) of the statements of income in which the impairment losses are included, the amount of impairment losses recognized in profit or loss of each reportable segment, and the main events and circumstances that led to the recognition of impairment losses. Please refer to the disclosure requirements of IAS 36. In addition, we note that you wrote-off intangible assets as disclosed in the table on page F-72. Please tell us your consideration of providing the above disclosures regarding impairments of intangible assets.

21 Post Employment Benefits, page F-88

21.4.1 Actuarial assumptions, page 89

9.   Please tell us what the Real and Nominal actuarial assumptions represent.

26 Tax, Social Security, Labor and Civil Provisions, page F-98

26.7.3 Regulatory Claims, page F-106

10.   We note your disclosure in the second paragraph under the "Electric Energy Trading Chamber – CCEE" heading on page 55. Please tell us your consideration of disclosing the provision to cover probable losses related to the contributions that may be required under lawsuits similar to the ANELL.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Ricardo Portugal Alves
Companhia Paranaense De Energia - Copel
September 27, 2012
Page 4

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

William H. Thompson
Accounting Branch Chief

cc: Nicolas Grabar, Cleary Gottlieb Steen & Hamilton LLP